UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number: 001-39904

HUADI International group Co., Ltd.

(Translation of registrant’s name into English)

No. 1688 Tianzhong Street, Longwan District,
Wenzhou, Zhejiang Province
People’s Republic of China 325025
Tel: +86-057786598888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Huadi (Songyang) Co., Ltd. (“Huadi Songyang”) was incorporated on June 15, 2023 under the laws of People’s Republic of China (the “PRC”). Huadi Songyang is a wholly owned subsidiary of Hong Kong Beach Limited, one of the wholly owned subsidiaries of Huadi International Group Co. Ltd. (the “Company”). Huadi Songyang is established for the purpose of expanding product line of industrial steel pipe and tube products manufacture and distribution in the future.

Attached as Exhibit 99.1 is the registrant’s press release of July 5, 2023, entitled, “Huadi International Group Co., Ltd. Enters into an Investment Agreement with a Songyang County Local Government Owned Enterprise to Build its Smart Factory, “Future Factory”.”

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release - Huadi International Group Co., Ltd. Enters into an Investment Agreement with a Songyang County Local Government Owned Enterprise to Build its Smart Factory, “Future Factory”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2023	HUADI INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

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